The Gabelli Convertible and Income Securities Fund Inc.

One Corporate Center

Rye, New York 10580-1422

July 10, 2018

VIA EDGAR AND ELECTRONIC MAIL

David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Convertible and Income Securities Fund Inc.
(File Nos. 333-224305; 811-05715)

Dear Mr. Orlic:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Gabelli Convertible and Income Securities Fund Inc. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on July 13, 2018, or as soon thereafter as reasonably practicable.

Very truly yours,

The Gabelli Convertible and Income Securities Fund Inc.

By:	/s/ Bruce N. Alpert

Name:	Bruce N. Alpert
Title:	President (Principal Executive Officer)